BP 3/27



07005118

[ED STATES
XCHANGE COMMISSION
gton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Peregrine Capital Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1159 Pittsford-Victor Road, Suite 120
(No. and Street)

Pittsford	**NY**	**14534**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Monroe **(585) 218-5220**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)


SEC MAIL PROCESSING
RECEIVED
MAR 1 2007
WASH. D.C.
151
SECTION

100 Chestnut Street, Suite 1200	**Rochester**	**NY**	**14604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28

OATH OR AFFIRMATION

I, Kyle Monroe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peregrine Capital Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLEY A. GUERREIN
Notary Public, State of New York
No. 01GU6093387
Qualified in Monroe County
Commission Expires June 2, 2007

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com


Mengel
Metzger Barr
MMB & Co. LLP
Certified Public Accountants

An Independent Member of the BDO Seidman Alliance

Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT

Board of Directors
Peregrine Capital Securities, Inc.

We have audited the accompanying statements of financial condition of Peregrine Capital Securities, Inc. (a wholly owned subsidiary of Peregrine Capital Partners, LLC, an S Corporation) as of December 31, 2006 and 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peregrine Capital Securities, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 26, 2007

PEREGRINE CAPITAL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2006	December 31, 2005
CURRENT ASSETS		
Cash and cash equivalents	$ 29,739	$ 52,171
Securities owned, at market value	6,223	-
Accounts receivable	-	7,500
TOTAL CURRENT ASSETS	$ 35,962	$ 59,671
LIABILITY AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITY		
Accounts payable	$ 1,800	$ 5,408
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	15,000	15,000
Additional paid-in capital	65,000	65,000
Accumulated deficit	(45,838)	(25,737)
TOTAL STOCKHOLDER'S EQUITY	34,162	54,263
	$ 35,962	$ 59,671

The accompanying notes are an integral part of the financial statements.

PEREGRINE CAPITAL SECURITIES, INC.

STATEMENTS OF OPERATIONS

	Year ended December 31,	
	2006	2005
Revenue - fees	$ 61,889	$ 12,500
Operating expenses:		
Management fee	64,388	21,040
Professional fees	11,100	3,000
Regulatory fees	4,489	9,638
Unrealized loss on securities owned	1,522	-
Insurance	478	469
Postage	13	-
	81,990	34,147
NET LOSS	$ (20,101)	$ (21,647)

The accompanying notes are an integral part of the financial statements.

PEREGRINE CAPITAL SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balance at January 1, 2005	100	$ 15,000	$ -	$ (4,090)	$ 10,910
Contribution from parent company	-	-	65,000	-	65,000
Net loss	-	-	-	(21,647)	(21,647)
BALANCE AT DECEMBER 31, 2005	100	15,000	65,000	(25,737)	54,263
Net loss	-	-	-	(20,101)	(20,101)
BALANCE AT DECEMBER 31, 2006	100	$ 15,000	$ 65,000	$ (45,838)	$ 34,162

The accompanying notes are an integral part of the financial statements.

PEREGRINE CAPITAL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2006	2005
CASH FLOWS - OPERATING ACTIVITIES		
Net loss	$ (20,101)	$ (21,647)
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in certain assets and liabilities affecting operations:		
Securities owned	(6,223)	-
Accounts receivable	7,500	(7,500)
Accounts payable	(3,608)	5,408
NET CASH USED FOR OPERATING ACTIVITIES	(22,432)	(23,739)
CASH FLOWS - FINANCING ACTIVITIES		
Contribution from parent company	-	65,000
NET CASH PROVIDED FROM FINANCING ACTIVITIES	-	65,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(22,432)	41,261
Cash and cash equivalents at beginning of year	52,171	10,910
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 29,739	$ 52,171

The accompanying notes are an integral part of the financial statements.

PEREGRINE CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Peregrine Capital Securities, Inc. (the "Company"), located in Pittsford, New York, is a member of the National Association of Securities Dealers and is a registered broker/dealer. The Company is a wholly-owned subsidiary of Peregrine Capital Partners, LLC (the "Parent"). The Parent is an investment banking and financial advisory firm founded in 2003 to provide high value-added investment banking services to middle-market private and publicly owned businesses. The Parent provides merger, acquisition, divestiture, debt and equity financing, capital restructuring and advisory services to its clients. The Parent conducts securities transactions through the Company.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid debt instruments with an original maturity of three months or less.

Securities transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned at December 31, 2006 consist of exchange traded equity securities and are valued at fair value.

Accounts receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluation of customers' financial condition and the Company generally does not require collateral.

Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts.

Income taxes

The Company is a qualified S corporation subsidiary. Under the provisions of the Internal Revenue Code and respective state codes, net income (loss) is included in the income tax return of the Parent, which is an S corporation. Under those provisions, the net income (loss) of the Parent is passed directly to its shareholders, thereby eliminating any federal and, generally, any state tax liability at the corporate level. In the event of net operating losses, the related tax benefits accrue to the shareholders. However, New York State imposes a minimum franchise fee.

Revenue recognition

Revenue consists of transaction fees earned from providing merger and acquisition and financial restructuring services and is recorded when earned.

PEREGRINE CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS, Cont'd

DECEMBER 31, 2006 AND 2005

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: RELATED PARTY TRANSACTIONS

Management Fee

The Company is charged a management fee by the Parent for providing administrative services, office space and equipment. This fee was $64,388 and $21,040 for the years ended December 31, 2006 and 2005, respectively.

NOTE C: REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a specified ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. As of December 31, 2006, the Company had net capital of $27,939 which was $22,939 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .06 to 1.

PEREGRINE CAPITAL SECURITIES, INC.

SUPPLEMENTARY INFORMATION

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com


Mengel
Metzger Barr
MMB & Co. LLP
Certified Public Accountants

An Independent Member of the BDO Seidman Alliance

Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Peregrine Capital Securities, Inc.

We have audited the accompanying financial statements of Peregrine Capital Securities, Inc. as of December 31, 2006 and 2005 and for the years then ended, and have issued our report thereon dated February 26, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 11 to 15 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 26, 2007

PEREGRINE CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholder's equity		$ 34,162
Less non-allowable assets:		
Securities owned, at market value		6,223
NET CAPITAL		$ 27,939
Computation of basic net capital requirement:		
6-2/3% of aggregate indebtedness	$ 120	
Minimum requirement	$ 5,000	
Greater of the above		5,000
EXCESS NET CAPITAL		$ 22,939
Excess net capital at 1000%		$ 27,759
Ratio of aggregate indebtedness to net capital		0.06 to 1
Computation of aggregate indebtedness:		
Accounts payable		$ 1,800
TOTAL AGGREGATE INDEBTEDNESS		$ 1,800

PĖREGRINE CAPITAL SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation on page 11.

PEREGRINE CAPITAL SECURITIES, INC.

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule section (k)(2)(i).

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com


Mengel
Metzger Barr
MMB & Co. LLP
Certified Public Accountants

An Independent Member of the BDO Seidman Alliance

Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Peregrine Capital Securities, Inc.

In planning and performing our audit of the financial statements of Peregrine Capital Securities, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the board of directors and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP


Mengel
Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Rochester, New York
February 26, 2007

END